Exhibit 99.1

Nano Dimension Alerts its Shareholders:

Murchinson’s Bistricer Again Misleads Retail and Institutional Shareholders;
Their “Shareholders Meeting” – Illegal and Should be Disregarded
by All Nano Dimension’s Shareholders

Murchinson’s Bistricer Sued this month by Ontario Security Commission for Violating Securities Laws, acting Contrary to the Public Interest and

Depriving Retail investors of their rights1

Waltham, Mass., Feb. 14, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that the notice of special general meeting of the Company’s shareholders issued by Murchinson Ltd. (“Murchinson”) on February 13th, 2023 (the “Illegal Notice”) failed to comply with core requirements under applicable law and thus was made without any underlying legal right to do so. Accordingly, the Illegal Notice will be disregarded by the Company.

Shareholders are warned: Do not follow the instructions made in Bistricer’s Murchinson’s Illegal Notice. As previously announced on January 30th, 2023, the demand by Murchinson and Mark Bistricer to call a special shareholders meeting was rejected due to the failure of Murchison to comply with the requirements set forth under the Israeli Companies Law for calling such a meeting. Similarly, the Illegal Notice is not compliant with the Israeli Companies Law and should be disregarded by shareholders.

Only The Company will inform its shareholders if and when a valid meeting will be held.

Bistricer’s Murchinson has a repetitive record of stock manipulations and violations of law, and legal proceedings with regulatory authorities: Mr. Bistricer was accused, this month, of unjust enrichment to Mr. Bistricer’s Saline...the retail investors never knew… [they] were deprived of their rights.2

Given the above, the Board of Directors of Nano Dimension (the “Board”) is committed to carefully examine any demand made by shady Bistricer’s Murchinson as well as their conduct surrounding the Company in order to protect the rights of all of Nano Dimension’s shareholders and for the benefit of the Company.

The Board is acting, and will continue to act, to upkeep the adequate corporate governance in the Company, in accordance with the applicable laws and regulations in Israel and the United States as well as with the Company’s articles of association in order to protect the company and its shareholders’ rights.

[1]	IN THE MATTER OF CORMARK SECURITIES INC., WILLIAM JEFFREY KENNEDY, MARC JUDAH BISTRICER AND SALINE INVESTMENTS LTD. / STATEMENT OF ALLEGATIONS
[2]	IN THE MATTER OF CORMARK SECURITIES INC., WILLIAM JEFFREY KENNEDY, MARC JUDAH BISTRICER AND SALINE INVESTMENTS LTD. / STATEMENT OF ALLEGATIONS

ABOUT NANO DIMESNION

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit  www.nano-di.com .

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the Board’s commitment to carefully examine any demand made by Murchinson as well as their conduct surrounding the Company in order to protect the rights of all of Nano Dimension’s shareholders and for the benefit of the Company. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations |ir@nano-di.com